

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Eduardo Bezerra
Chief Financial Officer
PERRIGO Co plc
The Sharp Building, Hogan Place
Dublin 2
Ireland D02 TY74

      Re: PERRIGO Co plc
           Form 10-K for the Year Ended December 31, 2022
           Filed February 28, 2023
           File No. 001-36353

Dear Eduardo Bezerra:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences